GWG Holdings, Inc.
GWG Life Settlements, LLC
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota  55402

May 14, 2012

TRANSMITTED VIA EDGAR

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
GWG Life Settlements, LLC (the “Guarantor”)
Post-Effective Amendment No. 3 to Registration Statement on Form S-1/A
Filed on May 14, 2012 (the “Registration Statement”)
(SEC File Nos. 333-174887 and 333-174887-01)

Dear Mr. Riedler:

          The undersigned respectfully requests that the Registration Statement of GWG Holdings, Inc. and GWG Life Settlements, LLC (SEC File Nos. 333-174887, 333-174887-01) be declared effective at 9:00 a.m., Washington, D.C. time, on Tuesday, May 15, 2012, or as soon thereafter as is practicable.

          In connection with this request, the Company and the Guarantor (collectively, the “Registrants”) hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

GWG HOLDINGS, INC.		GWG LIFE SETTLEMENTS, LLC

By:	/s/ Jon R. Sabes	By:	/s/ Jon R. Sabes
	Jon R. Sabes		Jon R. Sabes
	Chief Executive Officer		Chief Executive Officer